UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                            Cold Spring Capital Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, Par Value of $0.001

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   192865202

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               November 11th, 2005

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.192865202                  13G                    Page 2 of 5 Pages
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________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        North Sound Capital LLC (1)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,666,600 (2)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,666,600
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,666,600

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.67%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        OO

________________________________________________________________________________

(1) The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds. The ultimate managing member of North Sound Capital LLC, the Reporting Person, is Thomas McAuley.
(2) The reported securities are included in 1,666,600 Units purchased by the Funds on November 11, 2005. Each Unit consists of one share of common stock and two warrants, each to purchase one share of common stock. Each warrant will become exercisable on the later the issuer's completion of a business combination and November 11, 2006.

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CUSIP No.192865202                    13G                    Page 3 of 5 Pages
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Item 1(a).  Name of Issuer:

            Cold Spring Capital Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:
            51 Locust Ave.
            Suite 302
            New Canaan, CT 06840
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            North Sound Capital LLC

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            20 Horseneck Ave
            Greenwich, CT 06830
            ____________________________________________________________________

Item 2(c).  Citizenship:

            Delaware limited liability company

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

            Common Stock, with a par value of $0.001

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

            192865202

            ____________________________________________________________________

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership.

            The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1 as of November 18th, 2005:

                  (a) Amount beneficially owned: 1,666,600

                  (b) Percent of Class:6.67%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote:
                                1,666,600

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CUSIP No.192865202                   13G                    Page 4 of 5 Pages
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                           (iii) sole power to dispose or direct the disposition
                                of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 1,666,600
Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

         Not Applicable

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

         Not Applicable

          ______________________________________________________________________

Item 10. Certifications.

         Certification pursuant to ss.240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief , the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Dated: November 17th, 2005


                                       NORTH SOUND CAPITAL LLC


                                    By:      /s/Thomas McAuley
                                             ------------------
                                    Name:    Thomas McAuley
                                    Title:   Chief Investment Officer